Mail Stop 6010

June 16, 2005

Mr. Robert S. Gregg
Executive Vice President and Chief Executive Officer
FEI Company
5350 NE Dawson Creek Drive
Hillsboro, Oregon 97124-5793

RE: FEI Company
 Form 10-K for the fiscal year ended December 31, 2004
 Form 8-K dated April 27, 2005
 File No. 0-22780

Dear Mr. Gregg:

 We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant